UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 13, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
APPOINTMENT OF AN ADDITIONAL DIRECTOR ON THE SIBANYE GOLD
BOARD
Westonaria, 13 May 2015: In terms of Section 3.59 of the
Listings Requirements of JSE Limited (“JSE”), the Board is
pleased to announce the appointment of Mr Jiyu Yuan as a Non-
Independent Non-Executive Director to the Sibanye Gold Board
with effect from 12 May 2015. The appointment of Mr Yuan is
pursuant to a written agreement entered into in August 2013
between Sibanye Gold and Gold One International Limited (“Gold
One”) for the acquisition by Sibanye Gold of Gold One’s West
Rand Operations (“the Cooke Operations”).
Mr Yuan (53) is a Mining Engineer with 33 years of experience in China and Peru. Mr Yuan is currently a Director of Gold One and General Manager of Shouxin Peru Mine Company Limited.
Previously, Mr Yuan served as a General Manager at Xinjiang
Mine Development Limited of Baiyin Nonferrous Group Company
Limited (“Baiyin”), General Manager, at Changba Lead and Zinc
Mine of Baiyin, Director in the Mine Department of Baiyin and
Senior Engineer at Northwest Research Institute of Mining and
Metallurgy.
The Board welcomes Mr Yuan to Sibanye Gold and looks forward to his valuable contribution to the on-going development of
Sibanye Gold.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 13, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer